MIM

24 April 2002

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
U.S.A.

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Required	By Whom Required
Third Quarter Production Report 2001/02 for three months to 31 March 2002 for M.I.M. Holdings Limited	Stock Exchanges

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

Marian Gibney
Secretary and General Counsel

encl

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426* *Website www.mim.com.au*

Information Release

24 April 2002

THIRD QUARTER PRODUCTION REPORT 2001/02
FOR 3 MONTHS TO 31 MARCH 2002

- Strong operating performances continued across the group.
- Production of copper, coal, gold, zinc, lead and silver increased for the quarter and year to date compared with the previous corresponding period
    - Mount Isa achieved highest March quarter copper smelter production
    - Further increases in Alumbrera copper and gold output
    - Oaky Creek and NCA on track for increased annual production of coking and thermal coal.
- Rolleston thermal coal project feasibility study progressed toward scheduled June quarter trial mining decision.

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (+61 7) 3833 8000 *Facsimile (+61 7) 3832 2426 Website www.mim.com.au*

Production summaries by operation

Copper, copper-gold

Mount Isa

There were strong operating performances throughout.

A higher mill throughput rate and an increased proportion of higher grade Enterprise ore mined and processed lifted copper concentrate production 18% above that for the previous March quarter.

Copper anode production, nearly 60,000 tonnes, was the highest output achieved for a March quarter. Contributing to the result were ongoing operational improvements, processing of blister copper stockpiled during the December quarter anode casting wheel shutdown, and reduced smelter interruptions due to lower air quality control down time resulting from gas capture for acid production by WMC Fertilizers acid plant. The average rate of gas capture exceeded 85% for the quarter, the highest level achieved to date. Refinery production was in line with anode production.

Alumbrera (MIM 50%)

Improved metallurgical recovery rates combined with higher copper and gold grades of ore to lift production of copper (in concentrate) and gold (doré and in concentrate) by 14% and 51% respectively over the previous March quarter. Metallurgical performance gains have resulted from an improved consistency of feed through in-pit blending of ore and improved operational control. Concentrate output of over 183 000 tonnes (100%) for the quarter was the highest achieved by the operation since the June quarter 1999.

Scheduled lower ore production rates and lower truck availability reduced the tonnage of ore mined compared with the previous March quarter.

Work continued on the low cost mill expansion. Both the third mill line and pebble crushing circuit are expected to be commissioned during the June quarter 2002.

Ernest Henry (MIM 51%)

Production of copper and gold contained in concentrate was higher (up 4% and 14% respectively) than for the previous March quarter as increased metallurgical recovery rates combined with higher grades of ore processed.

Coal

Oaky Creek (MIM 75%)

Output of product coal was higher than for the previous March quarter. Increased production from Oaky North and the open cut compensated for lower output from Oaky No 1 mine and from the Alliance mine where production concluded during the quarter, reaffirming the value of production flexibility provided by multiple mine sources.

Development of the South-East extension of the No 1 mine was completed as scheduled; commissioning of the new longwall commenced in early April.

Newlands-Collinsville-Abbot Point (MIM 75%)

Strong production performances continued. Output of product coal increased from all sources lifting overall production significantly ahead of the previous March quarter and close to the December quarter level despite an underground longwall move at Newlands.

Coal sales shipped through Abbot Point exceeded 1.3 million tonnes (100%) for January, the highest monthly rate achieved by the port.

Rolleston Project

The feasibility study and Environmental Impact Statement (EIS) for the development of the Rolleston thermal coal resource in the southern Bowen Basin progressed:

- The designation as a Significant Project by the Queensland Government's Department of State Development is facilitating the local and state government approvals processes.
- The Terms of Reference for the EIS were agreed and the draft EIS is in the final stage of preparation.
- Further public consultation meetings were held with the local communities.
- Drilling of 106 holes totalling 6,350 metres were completed during the quarter including 490 metres of cored drilling to complete geotechnical logging and coal quality assessment work.
- Preliminary design of the proposed rail line is progressing.
- All environmental fieldwork and the mine site cultural heritage work have been completed.

Following the completion of the feasibility study in the June quarter 2002, a decision will be made on whether to advance to a test pit, allowing further evaluation prior to a decision on project commitment in the June half of 2003.

Lead-Zinc

Mount Isa

Production of zinc in concentrate, and lead-silver bullion was higher than for the previous March quarter. As planned, lower production from the Isa Lead mine was offset by increased production from the George Fisher mine.

Zinc recoveries continued to benefit from the application of fine grinding technology and a greater proportion of George Fisher ore. Lead smelter output was maximised by the addition of purchased lead concentrate and maintaining a high lead concentrate grade.

At **Northfleet**,

Production of lead and silver was higher than for the previous March quarter largely due to increased lead bullion supply from Mount Isa.

McArthur River (MIM 75%)

Good mine and mill performances continued. Zinc and lead in concentrate output was significantly ahead of that for the previous March quarter, which had been affected by extreme cyclonic weather conditions.

Zinc Smelters

At **Avonmouth**, output of refined zinc was marginally lower than in the previous March quarter. A rebrick of the furnace scheduled for the September quarter had to be brought forward and completed during March. Refined zinc sales were maintained from stocks and metal sourced from Duisburg. Furnace operations had resumed by the end of the quarter.

At **Duisburg**, production of refined zinc was higher than that for the previous March quarter.

Gold

Ravenswood

Sarsfield Project:

Gold production increased compared with the December quarter as higher throughput and gold recovery rates more than compensated for the lower grade of ore processed. Higher throughput largely reflected the unplanned additional Nolan's mill throughput allocation during the quarter. Lower ore grades resulted from slippage in commissioning of the beneficiation plant.

Work continued on the installation of the crushing and beneficiation plant, as part of the Sarsfield project, and on the expansion of the Nolan's processing plant with final commissioning of both the new crushing plant and expanded mill now scheduled for September quarter 2002.

Exploration

MIM continued an active exploration programme for copper, copper-gold, gold and coal both near the Group's existing mines and in other regions of Australia and internationally.

Expenditure on exploration and resource definition (including mine site work) during the quarter was $9.9 million and included $4.1 million for coal exploration and reserve extension.

In Australia:

49 km of ground geophysical surveys and 1 830 metres of drilling were completed on metalliferous exploration projects. This reflects a planned reduction in activity due to wet season conditions. In addition, 14 line kilometres of 2D seismic, 23 000 line kilometres of aeromagnetic data and 2.5 km^2 of 3D seismic surveys were completed close to MIM's existing coal mine operations.

- Mount Isa region, Queensland:
  - At Mount Isa, initial drill results of the copper study have indicated the potential to increase open cut and underground (Enterprise) copper reserves.
  - A review of all data and reinterpretation of the magnetics on the Mount Isa Mining Lease has led to the identification of several deep copper targets. Drill testing will commence during the June quarter.
  - At Ernest Henry, a drill hole (EH520) to test the extension of mineralisation approximately 100 metres down dip from the limit of previous drilling intersected copper-gold mineralisation. Follow up drilling is planned.

Details of intersections from EH520 using a 0.4% copper cut-off were:

From (metres)	To (metres)	Intersection (metres)	Copper (%)	Gold (g/t)
618	676	58	1.4	0.7
718	806	88	0.8	0.4

- Kalkaroo, South Australia: An electrical geophysical survey has delineated targets to assist defining the extent of a large prospective copper-gold system.
- Target generation and exploration of new copper-gold targets continued in the Lachlan Fold Belt in NSW, in eastern Queensland and in South Australia.
- Bowen Basin, Queensland: Coal exploration/reserve extension activities continued close to MIM's existing mine operations.

Internationally:

Argentina:

- Reconnaissance work in the Andean Cordillera has identified targets prospective for large-scale porphyry copper deposits. Follow-up work including geophysics, geochemistry and mapping has been undertaken. Drill testing is planned.
- In the La Pampa district targets have been identified from geophysical and geochemical surveys.

Chile:

- Eleven exploration tenements have been applied for in Northern Chile where MIM has been actively seeking opportunities for the use of MIMDAS, an MIM developed geophysical system, to assist in finding porphyry copper deposits in this highly prospective region.

Mexico:

- Environmental approval has been obtained for further drilling at the Cobre Grande prospect to further test previous copper and gold intersections.

Outlook

Mount Isa copper

Copper anode and refined copper production expected to achieve 235 000 tonnes for the year ending 30 June 2002.

Alumbrera

Strong mine and mill performances are expected to continue with commissioning of the mill expansion during the June quarter. Total mining rates are also expected to increase during the June quarter.

Ernest Henry

Production for the June quarter is expected to be similar to that for the March quarter.

Oaky Creek

ROM coal output will commence from the new South-East longwall as commissioning progresses through the June quarter. Overall product coal output is on track to achieve 9 million tonnes (100%) for the year ending 30 June 2002.

Newlands-Collinsville-Abbot Point

Production for the June quarter is expected to be similar to that for the March quarter.

Mount Isa lead-zinc

Production for the June quarter is expected to be similar to that for the March quarter. Lead smelter output is expected to exceed 160 000 tonnes for the year ending 30 June 2002.

McArthur River

Production for the June quarter is expected to be similar to that for the March quarter.

Zinc Smelters

Avonmouth – Most of the permanent maintenance and refurbishment work will be completed by the end of the June quarter. Steady improvements in operating performance are expected.

Duisburg – Production is expected to remain at March quarter levels.

Ravenswood

Gold output for the June quarter is expected to be lower than for the March quarter due to the reduction of attributable processing plant availability and therefore throughput. Throughput rates will increase following commissioning of the processing plant expansion during the September quarter.

VP Gauci
Managing Director
24 April 2002

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, gold, zinc, lead and silver in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2000/2001 generated sales revenue of $3.4 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:

Collin Myers
General Manager Corporate Affairs
Bus: (617) 3833 8285
Mobile: 0419 703 145

Investors:

Allan Ryan
Principal Adviser Investor Relations
Bus: (617) 3833 8295
Mobile: 0419 781 380

Production Summary

Note: All data shown is MIM's Share of production

			3 months to 31 Mar 2002	3 months to 31 Mar 2001	**9 months to 31 Mar 2002**	9 months to 31 Mar 2001
Mount Isa Coppe						
Metal Production Summary						
Anode Copper		t	**59,553**	51,430	**174,575**	143,315
Copper in Other Products	[1]	t	**10,822**	11,525	**40,469**	43,728
Total Mount Isa Copper		t	**70,375**	62,955	**215,044**	187,043
Refined Copper		t	**56,746**	53,109	**176,983**	144,379
Gold in Refinery Slimes		oz	**28,795**	26,337	**112,564**	68,338
Production performances						
Ore Mined - 1100 O/B		t	**777,575**	779,090	**2,474,370**	2,503,587
Ore Mined - Enterprise		t	**647,754**	611,293	**1,858,731**	1,676,400
Ore Milled		t	**1,407,362**	1,346,107	**4,331,714**	4,144,636
Copper grade		%	**4.05**	3.60	**3.69**	3.58
Concentrate		dmt	**196,909**	167,418	**549,406**	510,197
Copper in concentrate		%	**27.0**	26.9	**27.1**	27.0
Concentrator Recovery		%	**93.2**	93.1	**93.1**	92.8
Smelter Recovery		%	**92.6**	93.9	**93.1**	93.7
Ernest Henry Concentrate Tonnes Smelted		t	**89,309**	83,203	**269,737**	220,831
Alumbrera(50% Share)						
Metal Production Summary						
Copper in Concentrate		t	**25,488**	22,345	**74,148**	60,150
Gold in Concentrate		oz	**93,915**	63,509	**265,866**	188,995
Gold in Dore		oz	**7,295**	3,604	**15,042**	11,789
Total Gold		oz	**101,210**	67,113	**280,908**	200,784
Silver in Concentrate		oz	**202,558**	155,859	**549,113**	440,543
Production performances						
Total Material Mined		t	**12,714,640**	12,914,638	**41,804,807**	41,988,724
Ore Mined	[2]	t	**4,042,397**	7,503,922	**12,637,082**	20,196,295
Low grade ore mined		t	**537,699**	542,445	**757,562**	2,707,300
Ore Milled		t	**3,572,785**	3,520,818	**10,901,013**	10,285,864
Copper grade		%	**0.76**	0.71	**0.74**	0.65
Gold grade		g/t	**1.11**	0.80	**1.04**	0.85
Concentrate		dmt	**91,709**	80,177	**268,123**	216,483
Copper recovery		%	**94.0**	89.6	**92.5**	89.6
Gold recovery		%	**79.4**	73.9	**76.6**	71.4

Production Summary

Note: All data shown is MIM's Share of production

		3 months to 31 Mar 2002	3 months to 31 Mar 2001	**9 months to 31 Mar 2002**	9 months to 31 Mar 2001
Ernest Henry(51% Share)					
Metal Production Summary					
Copper in Concentrate	t	**13,050**	12,510	**39,479**	40,565
Gold in Concentrate	oz	**16,208**	14,260	**50,093**	45,008
Production performances					
Total Material Mined	t	**6,975,787**	6,865,689	**23,119,700**	21,826,626
Ore Mined	t	**1,154,394**	1,546,549	**3,921,479**	4,281,263
Ore Milled	t	**1,295,512**	1,310,477	**3,980,178**	3,962,749
Copper grade	%	**1.12**	1.07	**1.10**	1.18
Gold grade	g/t	**0.56**	0.51	**0.54**	0.52
Concentrate	dmt	**45,385**	43,697	**138,455**	144,192
Copper recovery	%	**90.3**	88.8	**90.2**	87.1
Gold recovery	%	**72.8**	65.8	**69.7**	67.4

Oaky Creek(75% Share)					
Product coal					
Coking					
- Opencut	t	**312,820**	0	**811,768**	0
- No 1 Underground	t	**267,608**	553,361	**584,744**	1,789,878
- North	t	**1,026,164**	931,282	**2,939,176**	2,328,060
- Alliance	t	**19,694**	54,673	**673,465**	206,219
Total	t	**1,626,285**	1,539,316	**5,009,153**	4,324,157

Newlands-Collinsville-Abbot Point Project (NC					
(75% Share)					
Product coal					
Collinsville					
Coking	t	**289,763**	132,130	**913,526**	254,706
Steaming	t	**678,616**	602,301	**1,861,001**	1,818,487
Newlands					
Steaming					
- Opencut	t	**1,002,536**	776,688	**2,505,707**	1,764,826
- Underground	t	**421,160**	330,003	**1,934,357**	1,827,265
Total NCA	t	**2,392,076**	1,841,122	**7,214,591**	5,665,284

Production Summary

Note: All data shown is MIM's Share of production

		3 months to 31 Mar 2002	3 months to 31 Mar 2001	**9 months to 31 Mar 2002**	9 months to 31 Mar 2001
Mount Isa Lead-Zin					
Metal Production Summary					
Zinc in Concentrate	t	**47,775**	46,941	**145,670**	130,455
Lead contained in Lead/Silver bullion	t	**40,083**	36,523	**121,510**	77,909
Silver in Lead/Silver bullion	oz	**2,873,212**	2,716,252	**8,941,495**	5,626,726
Production performances					
Ore Mined - Isa	t	**282,576**	384,796	**915,845**	1,229,736
Ore Mined - George Fisher	t	**472,399**	394,435	**1,458,567**	1,059,343
Ore Milled	t	**780,568**	741,865	**2,397,199**	2,224,937
Zinc grade	%	**7.48**	8.05	**7.53**	7.47
Lead grade	%	**5.39**	6.24	**5.51**	5.95
Silver grade	g/t	**146**	157	**141**	152
Zinc Concentrate	dmt	**92,184**	90,748	**282,448**	253,802
Zinc Recovery	%	**81.3**	78.9	**80.5**	78.8
Lead Recovery - Conc.	%	**78.6**	79.4	**78.5**	80.1
Lead Recovery - Smelter	%	**97.3**	97.8	**97.5**	97.3
Lead in Purchased Concentrate Tonnes Smelted	t	**5,096**	1,851	**13,600**	1,896
Silver in Purchased Concentrate Tonnes Smelted	oz	**761,544**	264,336	**2,026,796**	270,757

		3 months to 31 Mar 2002	3 months to 31 Mar 2001	**9 months to 31 Mar 2002**	9 months to 31 Mar 2001
McArthur River(75% Share)	[4]				
Metal Production Summary					
Zinc in Concentrate	t	**30,364**	22,739	**94,733**	81,822
Lead in Concentrate	t	**7,828**	5,480	**22,755**	19,250
Silver in Concentrate	oz	**310,206**	212,188	**917,854**	797,430
Production performances					
Ore Mined	t	**227,726**	187,508	**765,154**	643,749
Ore Milled	t	**255,026**	183,660	**771,086**	644,295
Zinc grade	%	**14.7**	15.0	**15.1**	15.4
Lead grade	%	**6.7**	6.1	**6.5**	6.0
Concentrate	dmt	**66,621**	48,932	**202,696**	173,646
Zinc Recovery	%	**81.2**	81.3	**81.2**	81.7
Lead Recovery	%	**46.1**	47.8	**45.1**	49.2

Production Summary

Note: All data shown is MIM's Share of production

			3 months to 31 Mar 2002	3 months to 31 Mar 2001	**9 months to 31 Mar 2002**	9 months to 31 Mar 2001
Northfleet/Wakefiel						
Refined Lead (Ex ISA)	[5]	t	**37,651**	30,809	**113,497**	74,587
Other Refined Lead and Lead in Alloy		t	**25,498**	30,749	**74,569**	103,788
Total Northfleet Lead		t	**63,149**	61,558	**188,066**	178,375
Refined Silver (Ex ISA)		oz	**2,871,765**	2,338,931	**8,591,567**	6,356,129
Refined Silver (Ex Other)		oz	**1,147,844**	651,823	**3,362,738**	2,135,996
Total Northfleet Silver		oz	**4,019,609**	2,990,754	**11,954,305**	8,492,125
Lead in Alloy - Wakefield		t	**2,388**	4,688	**8,425**	13,055
Avonmouth						
Lead contained in Lead/Silver bullion		t	**8,847**	8,307	**27,470**	23,072
Refined Zinc		t	**21,185**	21,856	**69,192**	57,447
Duisburg						
Lead contained in Lead/Silver bullion		t	**8,074**	8,340	**22,044**	21,939
Refined Zinc		t	**25,160**	23,496	**67,542**	66,154
Ravenswood						
Metal Production Summary						
Gold Produced - Sarsfield Project	[3]	oz	**15,049**	-	**41,500**	-
Production performances						
Sarsfield Project						
Ore Mined		t	**1,618,101**	82,590	**3,133,582**	179,333
Ore Milled		t	**508,147**	-	**1,320,312**	-
Gold grade		g/t	**0.99**	-	**1.05**	-
Gold recovery		%	**93.3**	-	**92.9**	-

[1] Other copper comprises metal in concentrate, reverts and converter slag sold.

[2] Ore Mined incudes capitalised medium grade stockpile material

[3] The Sarsfield Project commenced in the June 2001 quarter.

[4] MIM's share of production 75% from 1 July 2001. Comparatives are 70% share.

[5] Other Refined Lead for the March 2001 quarter includes 4 587 tonnes of purchased refined lead processed to meet customer needs.

Prior period and cumulative data may include minor post reporting period adjustments